09045428

SUPPL

Exemption number: 82 4639

RECEIVED 2009 FEB 25 A 10:3

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	23 February 2009	*No of sheets:*	2

Current report 9/2009

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company at its meeting on 23 February 2009 approved the Company's Budget for 2009 as presented by the Management Board.

The basis for preparation of the Budget were the preliminary results for 2008 and the assumptions contained in specific operating plans.

The accepted Budget assumes the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and net profit of PLN 488 million.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Important assumptions of the forecast:

1. Macroeconomic factors:
- average annual electrolytic copper price of 3 200 USD/t,
- average annual metallic silver price of 10.00 USD/troz (322 USD/kg),
- average annual exchange rate of 2.90 PLN/USD

2. Internal factors:
- electrolytic copper production of 512 thousand t, including 98 thousand t from external copper-bearing materials,
- metallic silver production of 1 125 t,
- total unit cost of electrolytic copper production of 10 466 PLN/t,
- capital expenditure of PLN 1 235 million,
- equity investments of PLN 939 million.

The macroeconomic assumptions used result from the assumed weakness in the metals market, alongside cautious assumptions with respect to the PLN exchange rate.

The expected decrease in electrolytic copper production is mainly due to planned maintenance halt in Głogów smelter and lower volume of external copper-bearing materials.

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

dw 4/26

The decrease in the level of total planned unit copper production cost in 2009 (10 466 PLN/t Cu) results mainly from:

- the lower value of external copper-bearing materials,
- a decrease in costs of materials used in production,

alongside an increase in the price of electricity, a greater amount of mine preparation work and a decrease in the volume of electrolytic copper production by 3%.

The investment program assumed in the Budget is aimed at realisation of the following goals:

- replacing worn-out assets and maintaining production over the long term from domestic resources (the technical infrastructure of new mining regions),
- improving productivity through realisation of projects resulting in reducing core business costs,
- additional revenues from new production.

The main element in planned equity investments is the acquisition of a foreign mine, in order to expand the resource base of KGHM Polska Miedź S.A., along with investments in the power sector.

In addition, the Budget for 2009 includes undertaking of *ad hoc* actions aimed at reducing costs and increasing productivity. The Budget assumes the realisation of programs, begun in 2008, for reducing costs and increasing productivity in the main operating areas of the Company and Group. One of these is the program to centralise purchasing throughout the Group, which it is cautiously expected should in 2009 bring about savings on the order of at least PLN 200 million.

Due to the assumptions of the investment program and the anticipated global economic weakness, the Budget for 2009 assumes leaving all the profit for 2008 in the Company. During the period whilst economic conditions were positive, KGHM Polska Miedź S.A. paid an above-average dividend to its shareholders – jointly PLN 7.2 billion for the years 2005-2007, in accordance with the practice that extraordinary profits during the peak phase of the raw materials cycle are allocated to shareholders in the form of progressive dividends.

The final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539 with subsequent amendments)

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2009 FEB 25 A 10

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	23 February 2009	*No of sheets:*	*3*

Current report 8/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018" (hereinafter the Strategy).

The vision of KGHM Polska Miedź S.A. is to become a major, global copper producer by increasing copper production to approx. 700 thousand tonnes.

The Strategy of KGHM Polska Miedź S.A. is based on five main areas:

1. Improving productivity – aimed at halting increases in the unit cost of production.

Key actions in this area assume:
- a) investments in new technology, including:
  - the mechanical mining of ore, enabling the effective exploitation of the deposit up to two meters in thickness,
  - concentrate smelting in the Głogów I smelter – construction of a flash furnace,
  - automatisation of the ore enrichment process,
- b) modernisation of existing infrastructure, including:
  - replacing mining machinery – maintaining the machinery replacement ratio at 17%,
  - replacing machinery in the Ore Enrichment Plants (new floatation machinery),
  - intensifying the electrorefining process – modernisation of the Głogów II smelter,
- c) optimalisation of production procedures and organisation, including among others:
  - centralisation of purchasing,
  - developing and implementing an IT ore mining management system,
  - intensifying underground mine development work.

2. Developing the resource base – aimed at increasing the production of copper in concentrate to approx. 700 thousand tonnes annually.

KGHM Polska Miedź S.A. will undertake a variety of initiatives guaranteeing the possibility of long-term growth by increasing the resource base, in particular:

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2,000,000,000 PLN
(paid-in capital)

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	23 February 2009	*No of sheets:*	*3*

Current report 8/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018" (hereinafter the Strategy).

The vision of KGHM Polska Miedź S.A. is to become a major, global copper producer by increasing copper production to approx. 700 thousand tonnes.

The Strategy of KGHM Polska Miedź S.A. is based on five main areas:

1. Improving productivity – aimed at halting increases in the unit cost of production.

Key actions in this area assume:

a) investments in new technology, including:
   - the mechanical mining of ore, enabling the effective exploitation of the deposit up to two meters in thickness,
   - concentrate smelting in the Głogów I smelter – construction of a flash furnace,
   - automatisation of the ore enrichment process,
b) modernisation of existing infrastructure, including:
   - replacing mining machinery – maintaining the machinery replacement ratio at 17%,
   - replacing machinery in the Ore Enrichment Plants (new floatation machinery),
   - intensifying the electrorefining process – modernisation of the Głogów II smelter,
c) optimalisation of production procedures and organisation, including among others:
   - centralisation of purchasing,
   - developing and implementing an IT ore mining management system,
   - intensifying underground mine development work.

2. Developing the resource base – aimed at increasing the production of copper in concentrate to approx. 700 thousand tonnes annually.

KGHM Polska Miedź S.A. will undertake a variety of initiatives guaranteeing the possibility of long-term growth by increasing the resource base, in particular:

a) developing the deep deposit mining system, including:
   - further work on developing and accessing the Głogów Głęboki–Przemysłowy deposit,
   - developing the system for mining ore at depths below 1200 meters,
b) investments in foreign mining assets,
c) searching for new local deposits by:
   - further exploration of the possibilities of mining the region of Radwanice–Gaworzyce,
   - exploring and documenting the region of Weisswasser (Germany),
   - exploratory work in regions adjacent to the deposits of KGHM,
d) intensifying the processing of scrap – optimalisation of the electrolytic copper production process by increasing the volume of smelted scrap.

3. Diversifying sources of revenues and gaining gradual independence from energy prices.

The Company intends over the long term for approx. 30% of its revenues to be unrelated to its core business.
Towards this end the Strategy assumes:
a) continued investment in the telecoms sector,
b) gradual entrance into the power sector, in particular by investing in the following sources:
   - gas – by realising investments related to the construction of gas-steam blocks in Głogów and Polkowice (this project will be realised only to meet internal needs), which will satisfy 25% of the Company's need for electricity,
   - bituminous coal – planned cooperation with a sector partner in the construction of a bituminous coal power plant,
   - renewable energy sources – wind power.

Over the long term the Company plans to achieve approx. 3% of the energy market in Poland.

4. Regional support.

KGHM Polska Miedź S.A. plans to remain active in activities aimed at the local community, by:
a) creating jobs – developing regional entrepreneurship and creating approx. 750 new jobs, mainly by utilising the infrastructure of KGHM Letia S.A.,
b) protecting the environment as well as the health of employees and of the local community, supporting sport and local development of the arts and sciences.

5. Developing organisational know-how and capabilities.

Key improvements mainly include introducing management mechanisms through goals, staff development programs, and creating a transparent Group structure.

Based on Company assumptions, total investment expenditures on the realisation of strategic projects in the years 2009 – 2018 amount to approx. PLN 19.8 billion.

Realisation of the Strategy will improve over the short term cost competitiveness of the Company. In the mid-term (up to 10 years), as a result of development of the resource base, KGHM Polska Miedź S.A. will become an international copper mining company. Over the

Exemption number: 82 4639

long term, diversification into the power sector will enable KGHM Polska Miedź S.A. to become an international copper group with diversified sources of income which will protect the Company from fluctuations in copper prices.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No 184, item 1539 with subsequent amendments)

END